[LETTERHEAD OF NATIONAL ATLANTIC HOLDINGS CORPORATION]



VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:   Mr. Jeffrey Riedler
        Assistant Director

                                                   May 23, 2008



      Re:  National Atlantic Holdings Corporation (the "Company")
           Preliminary Merger Proxy Statement on Schedule 14A (File No. 0-51127)

Dear Mr. Riedler:

        This letter is in response to the Division of Corporation Finance's comment letter dated April 22, 2008, in which you requested additional information based on your review of the Company's Preliminary Merger Proxy Statement on Schedule 14A filed on April 17, 2008 (the "Schedule 14A"). For your convenience, the comment included in your letter is repeated below, and our response immediately follows such comment. The Company has also included updated litigation disclosure on page 41 in the Schedule 14A and has provided additional information regarding the background of the merger and the reasons for the merger, further financial analyses and a new section relating to financial projections starting on page 32 of the Schedule 14A, all of which is consistent with the information disclosed in the Schedule 14A filed on April 17, 2008.

     In connection with the filing of our response to your comment, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Schedule 14A; and
     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Schedule 14A
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1.      Please revise your filing to include a discussion on appraisal rights, if any, that dissenting shareholders would be entitled to receive under the laws of the state of New Jersey. If there are no applicable appraisal rights, please so indicate in your document.

        The Company will include the following disclosure under "THE SPECIAL MEETING - No Right to Dissent or Associated Rights of Appraisal" on page 14 in the Schedule 14A:

        Section 14A:11-1 of the New Jersey Business Corporation Act provides that shareholders of a New Jersey corporation do not have the right to dissent or right to appraisal with respect to shares in a merger for which such shareholders will receive cash. Consequently, holders of Company common stock do not have the right to dissent or right to appraisal under Section 14A:11-1 of the New Jersey Business Corporation Act.



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     We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at 732-665-1385 (phone), 732-665-1399 (fax) or douglas.wheeler@proformanceinsurance.com.



                                            Sincerely yours,

                                            /s/ Douglas A. Wheeler
                                            -------------------------

                                            Douglas A. Wheeler
                                            General Counsel







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